Exhibit 17

Resignation of Nissim Trabelsi
as Director and Officer of Mazzal Holding Corp.

I, Nissim Trabelsi, hereby tender my resignation as officer and director, and any other position held by me, of and with Mazzal Holding Corp, effective as of February 9, 2016.

/s/ Nissim Trabelsi
Nissim Trabelsi